                                   FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                                  August 12, 2002

                   Net Serviços de Comunicação
                    (Exact Name as Specified in its Charter)

                           Net Communications Services
                       (Translation of Name into English)

                            SEC FILE NUMBER: 0-28860

                              R. Verbo Divino, 1356
                              Sao Paulo, SP, Brazil
                                    04719-002
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F ___X___Form 40-F _______

     Indicate by check mark whether the registrant by furnishing the information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes _______               No ___X____

     If  “Yes”  is marked,  indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

                                   SIGNATURES

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

Net Servicos de Comunicacao S.A.

By:   /S/ Leonardo Porciuncula Gomes Pereira
      ________________________________________
Name: Leonardo Porciuncula Gomes Pereira
Title: Chief Financial Officer

Date: August 12, 2002

FORWARD-LOOKING STATEMENTS

  This release contains
forward-looking statements relating to the prospects of the business,  estimates for operating and financial  results,  and those related to growth  prospects of
Net Serviços de Comunicação  are merely projections and, as such,
are  based   exclusively   on  the   expectations   of  Net   Serviços   de
Comunicação  management  concerning the future of the business and our continued  access to capital to fund our  business  plan.  Such  forward-looking statements depend,  substantially,  on changes in market conditions,  government regulations,  competitive  pressures,  the performance of the Brazilian economy, the industry  and that of the  international  markets and other risks  disclosed herein and in our filed  disclosure  documents  and are,  therefore,  subject to change without prior notice.

Announcement of Closing of Public Distribution of Shares

São Paulo, August 12, 2002 – Net Serviços de Comunicação S.A. (Bovespa: PLIM4 and PLIM3; Nasdaq: NETC; and Latibex: XNET), announced today the result of the public distribution of shares. In total, 431,100,000 (four hundred and thirty-one million, one hundred thousand) common shares, no par value, within the limit of the authorized capital as provided for in the Company By-laws (the “Common Shares”) and 422,465,372 (four hundred and twenty-two million, four hundred and sixty-five thousand, three hundred and seventy-two) preferred shares, no par value, within the limit of the authorized capital as provided for in the Company By-laws (the “Preferred Shares”) were distributed, at the price of R$ 0.70 (seventy centavos of Real) per Common Share and Preferred Share, issued by Net Serviços de Comunicação S.A., totaling R$ 597.5 million.

In this public offer, the following amounts were capitalized: (i) R$ 148.4 million in AFACs realized by Distel and Globopar; (ii) R$ 114.6 million in loans contracted between the Company and Bradesplan (controlled by Bradespar) and RBS Interativa S.A. (related party of RBS); (iii) R$ 2.2 million in debts relative to the programming held by RBS; (iv) R$ 79.2 million through the delivery of 569 debentures of 2nd Issuing as payment, subscribed by the signatories of the Recapitalization Protocol (v) R$ 174.7 million in Brazilian currency, subscribed by the signatories of the Recapitalization Protocol; (vi) R$ 60.8 million through the delivery of 431 debentures of 2nd Issuing as payment, subscribed by third parties; and (vii) R$ 17.6 million in Brazilian currency, subscribed by third parties.

In addition, 522 (five hundred and twenty two) debentures of 2nd Issue were converted from 6 to 9 of August, at the price of R$ 0.70 (seventy centavos of Real) per Share, with the issue of 97,585,029 (ninety-seven million, five hundred and eighty-five thousand and twenty-nine) Preferred Shares. Such conversions increased the shareholders equity in R$ 68.3 million.

The Private Issue, which will total at least R$ 528.7 million, shall commence immediately after the Special Shareholders’ Meeting to be held on August 16, 2002, when the increase in the shareholders equity will be decided. The following will be capitalized: (i) R$ 217.7 million in AFACs realized by Distel and Globopar; (ii) R$ 155.2 million in debts relative to the programming held by Romapar; (iii) R$ 78.1 million through the delivery of 553 (five hundred and fifty-three) debentures of 2nd Issue as payment for the subscription of the shares by Globopar; and (iv) R$ 77.8 million through the delivery of 561 (five hundred and sixty-one) debentures of 2nd issue as payment for the subscription of the shares by BNDESPAR, thus completing the total amount committed by the signatories of the Recapitalization Protocol.

Net Serviços de Comunicação S.A.